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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                          Microware Systems Corporation
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    595150103
                                 (CUSIP Number)

                                Annette M. Mulee
                               RadiSys Corporation
                             Drake Merger Sub, Inc.
                           5445 NE Dawson Creek Drive
                               Hillsboro, OR 97124
                                 (503) 615-1100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 29, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. 595150103
-----------------------------------------------------------------------------------------------------------------------

        1.         Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   RADISYS CORPORATION
                   93-0945232
-----------------------------------------------------------------------------------------------------------------------
        2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                   (a)

                   (b)                                                                                            X
-----------------------------------------------------------------------------------------------------------------------
        3.         SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
        4.         Source of Funds (See Instructions)   WC
-----------------------------------------------------------------------------------------------------------------------
        5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------
        6.         Citizenship or Place of Organization  OREGON
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Number of          7.      Sole Voting Power                                                              3,814,462 **
Shares Bene-       ----------------------------------------------------------------------------------------------------
ficially Owned     8.      Shared Voting Power                                                            6,972,978 **
by Each            ----------------------------------------------------------------------------------------------------
Reporting          9.      Sole Dispositive Power                                                         3,814,462 **
Person With        ----------------------------------------------------------------------------------------------------
                   10.     Shared Dispositive Power                                                       7,222,978 **
-----------------------------------------------------------------------------------------------------------------------
        11.        Aggregate Amount Beneficially Owned by Each Reporting Person                          11,037,440 **
-----------------------------------------------------------------------------------------------------------------------
        12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------
        13.        Percent of Class Represented by Amount in Row (11)                                           48.0%+
-----------------------------------------------------------------------------------------------------------------------
        14.        Type of Reporting Person (See Instructions)                                                      CO



          **Reporting Person disclaims beneficial ownership of all shares.

          +Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, using 19,168,155 shares outstanding as of May 31, 2001.

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CUSIP No. 595150103
-----------------------------------------------------------------------------------------------------------------------
        1.         Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   DRAKE MERGER SUB, INC.

-----------------------------------------------------------------------------------------------------------------------
        2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                   (a)

                   (b)                                                                                            X
-----------------------------------------------------------------------------------------------------------------------
        3.         SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
        4.         Source of Funds (See Instructions)   AF
-----------------------------------------------------------------------------------------------------------------------
        5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------
        6.         Citizenship or Place of Organization  IOWA
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Number of          7.      Sole Voting Power
Shares Bene-       ----------------------------------------------------------------------------------------------------
ficially Owned     8.      Shared Voting Power                                                            6,972,978 **
by Each            ----------------------------------------------------------------------------------------------------
Reporting          9.      Sole Dispositive Power
Person With        ----------------------------------------------------------------------------------------------------
                   10.     Shared Dispositive Power                                                       7,222,978 **
-----------------------------------------------------------------------------------------------------------------------
        11.        Aggregate Amount Beneficially Owned by Each Reporting Person                           7,222,978 **
-----------------------------------------------------------------------------------------------------------------------
        12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------------------------------
        13.        Percent of Class Represented by Amount in Row (11)                                            37.7%
-----------------------------------------------------------------------------------------------------------------------
        14.        Type of Reporting Person (See Instructions)                                                      CO





          **Reporting Person disclaims beneficial ownership of all shares.

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     On June 29, 2001, RadiSys Corporation, an Oregon corporation ("Parent"), and Drake Merger Sub, Inc., an Iowa corporation and direct, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Microware Systems Corporation, an Iowa corporation (the "Company"). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the outstanding shares of common stock, without par value, of the Company (the "Shares"), for $0.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement. Following the successful consummation of the Offer, the parties will take the necessary action so that Purchaser will be merged with the Company (the "Merger"), and the Company will become a direct, wholly owned subsidiary of Parent.

     In connection with the Merger Agreement, Kenneth B. Kaplan, Mesirow Capital Partners VI and Motorola, Inc. (the "Shareholders") have entered into Shareholder's Agreements (the "Shareholder's Agreements") with Purchaser and Parent. Under the terms of the Shareholder's Agreements, the Shareholders have agreed, among other things, to tender their Shares in the Offer and to vote their Shares against any transaction that is inconsistent with the Offer and the Merger. The Shareholder's Agreements terminate at the earlier of termination of the Merger Agreement in accordance with its terms or the date that Parent or Purchaser purchase and pay for the Shares tendered by the Shareholders.

     Also in connection with the Merger Agreement, the Company entered into a termination and buy-out agreement dated June 29, 2001 (the "Buy-Out Agreement") with Elder Court, LLC and other specified parties (collectively, "Elder"). Under the agreement, Elder agreed to terminate a securities purchase agreement, an equity line of credit agreement and two registration rights agreements between it and the Company and to deliver to the Company for cancellation a convertible debenture and several warrants to purchase shares of the Company's common stock. In addition, Elder agreed to tender at least 250,000 Shares in the Offer.

     Also in connection with the Merger Agreement, Parent and the Company have entered into a 19.9% Option Agreement (the "19.9% Option Agreement"). Under the 19.9% Option Agreement, the Company granted to Parent an irrevocable option (the "Option") to purchase 3,814,462 Shares for a purchase price of $0.48 per Share. The Option will become exercisable by Parent upon the occurrence of a "triggering event" before the Option is terminated. The triggering events are the same events as those that trigger payment by the Company under the Merger Agreement of a termination fee equal to $775,000. The Option terminates at the earlier of the effective time of the Merger or 180 days after the one year anniversary of the termination date of the Merger Agreement.

     If Parent or Purchaser shall have purchased the Shares tendered by the Shareholders and Elder and the Merger shall have become effective, then the Option shall expire without ever having become exercisable. If the conditions precedent are satisfied to permit Parent to exercise the Option and if Parent does exercise the Option, then the Shareholders' Agreements and the Buy-Out Agreement shall have terminated in accordance with their respective terms without Purchaser or Parent ever having purchased any Shares tendered by the Shareholders and Elder.

     Parent and Purchaser are referred to herein as the "Reporting Persons." By reason of the arrangements under the Merger Agreement, the Shareholder's Agreements, the Buy-Out Agreement and the 19.9% Option Agreement, the Reporting Persons could be deemed to beneficially own (a) the Shares owned by the Shareholders, (b) 250,000 Shares owned by Elder, and (c) if the conditions precedent are satisfied to permit Parent to exercise the Option, upon such exercise and as a result of such exercise, 3,814,462 Shares. In accordance with Rule 13d-4, the Reporting Persons disclaim beneficial ownership of such Shares, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons are obligated to file this Schedule 13D.

     Pursuant to Rule 14d-2, the Reporting Persons have caused to be filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated July 5, 2001 (the "Schedule TO"). The Schedule TO, including its exhibits, contains a discussion of the Offer and the Merger, and reference is made to the Schedule TO for more complete information concerning the matters referred to above. The Offer is being made by means of the Offer to Purchase dated July 5, 2001 and filed as an exhibit to the Schedule TO (the "Offer to Purchase") and a Letter of Transmittal which is also filed as an exhibit to the Schedule TO. Certain information set forth in the Offer to

                                                                          4 of 8

Purchase is incorporated herein by reference as more specifically provided below. Copies of such filings are available at the Securities and Exchange Commission public reference room and at the Securities and Exchange Commission web site at http://www.sec.gov.

     Item 1. Security and Issuer

     This statement on Schedule 13D (this "Schedule 13D") relates to the Shares. The principal executive offices of the Company are located at 1500 NW 118th Street, Des Moines, Iowa 50325; telephone number (515) 223-8000.

     Item 2. Identity and Background

     (a), (b) and (c). This Schedule 13D is being filed by the Reporting Persons. The information set forth in Section 9, "Information Concerning Parent and Purchaser," of the Offer to Purchase is incorporated herein by reference. The information set forth in Annex I, "Information Concerning the Directors and Executive Officers of RadiSys," and Annex II, "Information Concerning the Sole Director and Executive Officer of Purchaser," of the Offer to Purchase is incorporated herein by reference.

     (d) and (e). During the past five years, neither Parent nor Purchaser, nor, to the best knowledge of Parent and Purchaser, any person listed in Annex I or Annex II of the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Parent and Purchaser are organized under the laws of Oregon and Iowa, respectively. Each person listed in Annexes I and II of the Offer to Purchase is a citizen of the United States of America, except that Jean-Claude Peterschmitt, a director of Parent, is a citizen of France.

     Item 3. Source and Amount of Funds or Other Consideration

     The information set forth in Section 10, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

     If the conditions precedent were satisfied to permit Parent to exercise its option to purchase Shares pursuant to the 19.9% Option Agreement and Parent exercised the Option, Parent would obtain the necessary funds from available working capital. The total amount of funds that would be required to exercise the Option in full is $1,830,942.

     Item 4. Purpose of Transaction

     The information set forth in Section 12, "Purpose of the Offer; Short-Form Merger; Plans for the Company; Dissenters' Rights; Going-Private Transactions,"
Section 13, "Transaction Documents," and Section 14, "Dividends and Distributions," of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 13, "Transaction Documents," of the Offer to Purchase is qualified in its entirety by reference to the text of the Merger Agreement, the Shareholder's Agreements, the Buy-Out Agreement and the 19.9% Option Agreement, all of which are incorporated herein by reference.

     Except as indicated in this Schedule 13D, neither Parent nor Purchaser currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                                                                          5 of 8

     Item 5. Interest in Securities of the Issuer

     (a) - (c) By reason of the Shareholder's Agreements, Parent and Purchaser possess shared power to direct the vote of and to dispose of, and thus may be deemed to beneficially own, 6,972,978 Shares. By reason of the Buy-Out Agreement, Parent and Purchaser possess shared power to dispose of, and thus may be deemed to beneficially own, an additional 250,000 Shares. By reason of the 19.9% Option Agreement, if the conditions precedent are satisfied to permit Parent to exercise the Option, upon such exercise and as a result of such exercise, Parent would possess the sole power to direct the vote of and to dispose of 3,814,462 Shares.

     In total, Purchaser may be deemed to beneficially own an aggregate number of Shares equal to 7,222,978, or approximately 37.7% of the issued and outstanding Shares as of May 31, 2001. Parent may be deemed to beneficially own an aggregate number of Shares equal to 11,037,440, or approximately 48% of the issued and outstanding Shares as of May 31, 2001. Except as described in this
Schedule 13D, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any person listed in Annex I or Annex II of the Offer to Purchase, beneficially owns any Shares. Except as described in this Schedule 13D, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any person listed in Annex I or Annex II of the Offer to Purchase, has effected any transactions in Shares during the past 60 days.

     (d) The information set forth in Section 14, "Dividends and Distributions," of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Section 13, "Transaction Documents," of the Offer to Purchase is incorporated herein by reference. Such information is by its terms qualified in its entirety by reference to the text of the Merger Agreement, the Shareholder's Agreements, the Buy-Out Agreement and the 19.9% Option Agreement, all of which are incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits

     Exhibit 1 Offer to Purchase dated July 5, 2001. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO.

     Exhibit 2 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation.
                  Incorporated by reference to Exhibit (d)(1) to the Schedule TO.

     Exhibit 3 19.9% Option Agreement, dated as of June 29, 2001, by and among RadiSys Corporation and Microware Systems Corporation. Incorporated by reference to Exhibit
                  (d)(2) to the Schedule TO.

                                                                          6 of 8

     Exhibit 4 Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation. Incorporated by reference to Exhibit
                  (d)(3) to the Schedule TO.

     Exhibit 5 Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc. Incorporated by reference to Exhibit
                  (d)(4) to the Schedule TO.

     Exhibit 6 Termination and Buy-Out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich. Incorporated by reference to Exhibit (d)(5) to the Schedule TO.



                                                                          7 of 8

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: July 5, 2001                   RADISYS CORPORATION




                                        By: /s/ GLENFORD J. MYERS
                                           ---------------------------------
                                           Glenford J. Myers
                                           President and Chief Executive Officer


                                        DRAKE MERGER SUB, INC.



                                        By: /s/ GLENFORD J. MYERS
                                           ---------------------------------
                                           Glenford J. Myers
                                           President


                                                                          8 of 8

                                  EXHIBIT INDEX


          Exhibit No.   Description


          Exhibit 1 Offer to Purchase dated July 5, 2001. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO.

          Exhibit 2 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Schedule TO.

          Exhibit 3 19.9% Option Agreement, dated as of June 29, 2001, by and among RadiSys Corporation and Microware Systems Corporation. Incorporated by reference to Exhibit
                        (d)(2) to the Schedule TO.

          Exhibit 4 Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation. Incorporated by reference to Exhibit
                        (d)(3) to the Schedule TO.

          Exhibit 5 Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc. Incorporated by reference to Exhibit
                        (d)(4) to the Schedule TO.

          Exhibit 6 Termination and Buy-Out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich. Incorporated by reference to Exhibit (d)(5) to the Schedule TO.